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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR 15d-16 under the Securities Exchange Act of 1934

For the month of February 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K are the following items:

Exhibit

1.
Notice of Directors' Interests—February 3rd

2.
Annual General Meeting Statement

3.
Notice of Directors' Interests—February 17th

4.
Notice of Directors' Interests—February 28th

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: March 3, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

NOTIFICATION OF DIRECTORS' INTERESTS PURSUANT TO COMPANIES ACT 1985 SECTION 324 (2) AND SECTION 329

Gareth Davis, Robert Dyrbus and Manfred Haussler (together, "the Directors").

        Imperial Tobacco Group PLC was today advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the following Directors transferred shares from their existing holdings in order to participate in the Company's Share Matching Scheme. The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated	Resultant aggregate Companies Act interests
Mr Gareth Davis	29 January 2003	39,614	39,614	694,296
Mr Robert Dyrbus	29 January 2003	24,848	24,848	452,300
Mr Manfred Haussler	29 January 2003	17,850	17,850	64,636

        In addition the Company was today advised that the Trustees of the Company's Employee and Executive Benefit Trust acquired ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares.

Date of acquisition	Number acquired	Price per share
28 January 2003	140,147	£9.2128

        It is intended that the acquired shares will be used to satisfy awards made under the Company's share schemes.

        As a result of the above the Trust holds a total of 550,592 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

AGM TRADING STATEMENT 2003

        2002 was a transforming year for Imperial Tobacco. The acquisition of Reemtsma in May, promoted Imperial Tobacco into the top tier of tobacco companies as the fourth largest international tobacco company in the world. The Reemtsma deal offers tremendous potential for growth, by leveraging our combined geographic spread and greater brand equity, from a transformed cost base.

        We continue to make strong progress with the integration of Reemtsma and we are pleased to announce that our employee negotiations with the works councils in Germany and across Western Europe have come to a successful conclusion. We remain well on track to meet the identified synergies of £140m in 2003 and at least £170m in 2004.

        Overall performance of the enlarged group in the first quarter of the financial year to September 2003 is in line with our expectations at the time of our preliminary results announcement in November 2002.

        Imperial Tobacco continues to make progress in its two main domestic markets of UK and Germany, and in Western, Central & Eastern Europe, Africa and the Middle East, Asia Pacific and Australasia.

UK

        In the UK we have maintained our leadership with an average annual cigarette market share to December 2002 of 43.5%, excluding brands distributed for third parties. Lambert & Butler, the market leader, has maintained share at 16% and Richmond, the second largest brand family, grew share to 11% with increased profitability. The Marlboro family also continued to grow, reaching a 7.3% share in December, with a strong performance from Marlboro Lights. We are beginning to see the impact on the size of the current UK duty paid market for both cigarettes and other tobacco products, as a result of the increase in EU indicative travellers allowances from 800 to 3,200 cigarettes and from 1 kg to 3 kg for roll your own tobacco. Although our current estimate of the UK duty paid cigarette market is 54 billion, around 3% down on the year to September 2002, we have seen some uplift in purchases by travellers taking advantage of these higher allowances.

Germany

        Following the acquisition of Reemtsma we now have two key home markets—the UK and Germany. In Germany, our cigarette market share has stabilised at just over 20% in the first quarter. We continue to see opportunities for market share recovery as a result of West's favourable price position and other focused marketing initiatives. The decline in the growth rate of private label continues and this should be sustained as the impact of the January 2003 tax increase filters through to the consumer. In Germany, as in the UK, there is a clear value sector and our leading portfolio of profitable Other Tobacco Products has performed very strongly.

        Our West brand family strengthened its number one position in OTP, in particular in the make your own segment, with West Singles, bringing the overall branded OTP market share in the first quarter to around 47%.

Rest of Western Europe

        In the Rest of Western Europe our performance continues to be buoyant across all product groups, with particularly good results in Ireland, France and Greece. The change in the UK travellers allowances has also benefited results. In Ireland we grew our market share to 32.7% in December 2002. In France we achieved leadership in the roll your own market with Interval continuing to show double-digit volume growth, and in Greece, our cigarette market share improved, mainly due to Davidoff which in December achieved over 2% of market.

Rest of the World

        Our Central and Eastern Europe businesses performed robustly in the first quarter with growth in volumes in the key markets of Russia and Ukraine of 7% and 3% respectively. Our market share in Poland has been maintained at around 18% despite keen price competition in the market, with some resultant pressure on margins.

        In Africa/Middle East region, Nigeria is showing strong growth as a result of further distribution gains. Sales in Burkina Faso, amongst other countries, are advancing well, including Madagascar which has continued to recover in the first quarter following the market disruption last year and we expect further improvements as the year progresses. Our business in the Ivory Coast has been impacted by the current instability in that country, but we have contingency supply arrangements in place which, together with other measures in the region, will help mitigate the downside in the full year. In the Middle East we are continuing to see a significant increase in Davidoff sales, which have doubled compared to the first quarter of last year.

        Within Asia, our share of the Taiwanese cigarette market has been stable in the first quarter at around 12%, and in Laos and Vietnam we are seeing encouraging volume growth. Australia and New Zealand continue to perform consistently well.

Regulatory Matters

        We are making good progress with HM Customs & Excise and expect to sign a comprehensive Memorandum of Understanding in the near future, whilst continuing to assist them in combating tobacco smuggling.

        In Germany, the investigation by the German customs authorities is ongoing. We reaffirm that the allegations relate to periods well before the acquisition of Reemtsma by Imperial Tobacco and can confirm that no charges have been brought against any of our employees or the company in relation to this investigation. We have established appropriate internal responsibilities and procedures to ensure the efficient handling of the matter in line with corporate governance best practice. The company will continue to monitor the situation closely and to cooperate with the authorities in the investigation, which is expected to last for some time.

Conclusion

        Going forward we will continue to realise the enormous synergy potential inherent in the Reemtsma acquisition and further exploit our much strengthened brand equity. Our strategy is clear and disciplined, focusing on profitable growth for the benefit of our shareholders.

Segmental Analysis

        In the 2002 financial accounts the geographical analysis was changed to UK, Germany, Other Western Europe and Rest of the World with corresponding prior year restatements to reflect both these new segments and a more appropriate ongoing basis of overhead allocation. The following is a restatement of the results for the 6 months to March 2002 on the same basis:

	HY 2002 Turnover excluding duty £m	HY 2002 Operating profit £m
UK	364	188
Germany	33	6
Other Western Europe	213	95
Rest of the World	187	31

Total	797	320
Amortisation		(10)

As reported		310

NOTIFICATION OF DIRECTORS' INTERESTS PURSUANT TO COMPANIES ACT 1985 SECTION 324 (2) AND SECTION 329

        Imperial Tobacco Group PLC was today advised that the following directors sold ordinary shares of 10p each in the Company as detailed below, principally in order to satisfy their Income Tax liabilities arising on the exercise of options under the LTIP as detailed in our announcement dated 24 January 2003 and the vesting of awards under the Share Matching Scheme as detailed in our announcement dated 29 January 2003, together with the repayment of financing arrangements they put in place at the time of the Reemtsma acquisition to allow them to take up their full rights issue entitlement.

Name	Date sold	Price per share (pounds sterling)	Number Sold
Gareth Davis	14 February 2003	9.14	122,078
Robert Dyrbus	14 February 2003	9.14	74,738

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of director

  Mr Simon P Duffy

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Holding by Director in 2 above

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Henderson Nominees Limited PEP's Account

5.
Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a)
General Discretionary PEP—Dividend reinvestment

b)
Single Company Discretionary PEP—Dividend reinvestment

7.
Number of shares/amount of stock acquired

  a) 44, b) 20

8.
Percentage of issued class

  0.000009

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  Ordinary shares of 10p each

12.
Price per share

  £10.095

13.
Date of transaction

  27 February 2003

14.
Date company informed

  27 February 2003

15.
Total holding following this notification

  6,773

16.
Total percentage holding of issued class following this notification

  0.0009

  If a director has been granted options by the company please complete the following boxes

17.
Date of grant

  N/A

18.
Period during which or date on which exercisable

  N/A

19.
Total amount paid (if any) for grant of the option

  N/A

20.
Description of shares or debentures involved: class, number

  N/A

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  N/A

22.
Total number of shares or debentures over which options held following this notification

  N/A

23.
Any additional information

  N/A

24.
Name of contact and telephone number for queries

  T M Williams, Assistant Company Secretary, 0117 963 6636

25.
Name and signature of authorised company official responsible for making this notification

  T M Williams, Assistant Company Secretary

  Date of Notification 27 February 2003

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SIGNATURES
NOTIFICATION OF DIRECTORS' INTERESTS PURSUANT TO COMPANIES ACT 1985 SECTION 324 (2) AND SECTION 329
AGM TRADING STATEMENT 2003
NOTIFICATION OF DIRECTORS' INTERESTS PURSUANT TO COMPANIES ACT 1985 SECTION 324 (2) AND SECTION 329
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS